Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

CALIFORNIA TEQUILA, INC.
30012 Aventura, Suite A
Rancho Santa Margarita, CA 92688
https://www.atequila.com

Up to $1,069,999.70 in Class B Non-Voting Common Stock at $3.95
Minimum Target Amount: $9,997.45

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: CALIFORNIA TEQUILA, INC.
Address: 30012 Aventura, Suite A, Rancho Santa Margarita, CA 92688
State of Incorporation: CA
Date Incorporated: May 02, 2002

Terms:

Equity

Offering Minimum: $9,997.45 | 2,531 shares of Class B Non-Voting Common Stock
Offering Maximum: $1,069,999.70 | 270,886 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $3.95
Minimum Investment Amount (per investor): $355.50

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Perks* and Investment Bonuses

Early Bird Bonuses:

First 1 day – Friends and Family 50% Bonus Shares

Next 2 days - Diamond Club Family 20% Bonus Shares

Next 4 days – Agave Club Early Bird 10% Bonus Shares

Next 14 days - Early Bird 5% Bonus Shares

All Investors

Will receive a letter personally from Ricardo and a sample 50 ml bottle of El Platino Silver Tequila.

Investments of $500.00 or more

Will receive a 750ml of La Rosa Reposado signed by Ricardo Gamarra and a 50 ml bottle of Gran Reserva Extra Aged Anejo tequila.

Investments of $1,000.00 or more

Will receive a 750ml of Gran Reserve Extra 5 Year Aged Anejo signed by Ricardo Gamarra and a 50 ml bottle of Vintage 11-year Extra Aged Anejo tequila.

Investments of $2,000 or More

Will receive a 750ml of El Platino, 750ml of La Rosa Reposado and a 750ml bottle of Gran Reserve Extra 5 Year Aged Anejo tequila signed by Ricardo Gamarra and a 50 ml bottle of Vintage 11-year rested Extra Anejo tequila.

Investments of $2,500 or More

Will receive a hand-blown 750ml bottle of Vintage 11-year Extra Anejo rested in a new French Oak barrel for 11 years voted Best of The Best from the prestigious Robb Report Magazine hand signed by Ricardo Gamarra. Additionally, you will receive a 50ml bottle of The Collaboration Extra Anejo tequila double barrel rested in Silver Oak Cabernet Sauvignon barrels.

Investments of $5,000 or More

Will receive a 750ml bottle of Vintage 11-year Extra Anejo, 750ml of Gran Reserve Extra 5 Year Aged Anejo and a 750ml bottle of La Rosa tequila all signed by Ricardo Gamarra. Additionally, you will receive two 50ml bottles of The Collaboration Extra Anejo tequila double barrel rested in Silver Oak Cabernet Sauvignon barrels.

Investments of $20,000 or More (receive 5% Bonus Shares)

Will receive a 750ml bottle of The Collaboration Extra Anejo, double barrel 12 year rested 11 years in new French oak then transferred to a Cabernet Sauvignon 2010 silver oak barrel for it finish rest comes in a beautiful humidor display. This will be signed by Ricardo Gamarra and also the bottle is made in Murano Italy and the bottle will be signed by Famous artist Luciano Gambaro. Additionally, will receive a 750ml bottle of Vintage 11-year Extra Anejo, 750ml of Gran Reserve Extra 5 Year Aged Anejo and a 750ml bottle of La Rosa tequila all signed by Ricardo Gamarra.

Investments of $50,000 or More (receive 10% Bonus Shares)

Will receive an invite to the distillery where you will sign one of the Collaboration barrels and out of that barrel when its released and bottled you will receive 4 bottles of the Collaboration Extra Anejo. You and a guest will spend the day in the Town of Tequila and at our distillery with team AsomBroso Tequila. The celebrations will continue enjoying local cantaritos, Mariachi outdoor event bar and enjoy drinking and eating the local food and celebrating with Ricardo and his team. Flights and hotel are included and will be booked by AsomBroso Tequila team. Additionally, will receive a 750ml bottle of Vintage 11-year Extra Anejo, 750ml of Gran Reserve Extra 5 Year Aged Anejo and a 750ml bottle of La Rosa tequila all signed by Ricardo Gamarra.

**All perks occur after the offering is completed*

<u>**The 10% Bonus for StartEngine Shareholders**</u>

California Tequila, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $3.95 / share, you will receive 110 shares of common stock, meaning you'll own 110 shares for $395. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Company Overview:

California Tequila, Inc. is a California corporation principally engaged in the business of importing, marketing, and sell, through a network of domestic distributors its proprietary tequila products under aegis of its ultra-premium brand “AsomBroso”. AsomBroso is the cognate of the Spanish word for amazing. The Company offers brands across the entire price point spectrum of the ultra-premium tequila category from a $40 bottle Silver to its state of the art 12-year aged Collaboration Extra Anejo at over $1,800.00 a bottle. Our product is manufactured pursuant to our proprietary formula by and through our alliance with an esteemed distillery situated in the legendary Jalisco province of Mexico renown for production of the Mexican national resource, agave tequila. Presently we are distributed in 11 states and are in the process

of expanding into 26 additional jurisdictions in the next 18 months.

In California the company's flagship brand AsomBroso is distributed exclusively by West Coast Craft Spirits, Inc., a California, Corporation. Richard Gamarra the sole shareholder and director of California Tequila is a minority shareholder of West Coast Craft Spirits, Inc. Messrs Gamarra and Ulmer serve as CEO and President respectively of West Coast Craft Spirits, Inc. In addition to AsomBroso Tequila West Coast Craft Spirits, Inc. distributes over 250 unaffiliated brands.

Licensing:

In order to fulfill its primary commercial initiative, the Company holds a variety of Federal, State, and local licenses, approvals, and qualifications required to conduct business in the highly regulated domestic spirits industry. Likewise, it holds all certifications and registrations required under Mexican law to commercially exploit the designation "tequila". In addition to its tequila franchise, the Company has recently launched its new whiskey brand, Knucklenoggin, which has been initial received with considerable enthusiasm. In fact, it has already received reorders from the formidable box store, Costco.

Intellectual Property:

The Company ensures itself from potential infringement and other unfair competition practices by maintaining a variety of intellectual property rights, including its trade secret formula, its patented bottle design, and its litany of registered trademarks.

Marketing Strategy:

The Company recently engaged Blue Light Media to assist and enhance its comprehensive marketing strategy. The Company has been a pioneer in the development of e commerce addressed to the promotion and sales of spirits. It believes this new affiliation will assist in cultivating its online commerce as well as designing and executing media advertising and promotional campaigns focused on its targeted demographics.

Corporate Structure

The previous entity, California Tequila, LLC, was formed in 2002 by Richard Gamarra as its sole managing member. It was the vehicle through which the AsomBroso tequila brand was created, imported and marketed domestically. Until 2006 Mr. Gamarra was its sole employee. In January 2006 Andrew Ulmer was engaged by Mr. Gamarra to serve as the entity COO and Vice President. However, he was never a member of the limited liability company. Through the early years the limited liability company provide tax shelter to offset Mr. Gamarra's other earned income.

Recently, in anticipation of the company's forthcoming crowdfunding raise, it was deemed advisable that the limited liability company merge into a C Corporation which would provide optimum flexibility for the issuance of additional equity. Accordingly, in 2020 California Tequila, Inc. was formed by Mr. Gamarra to accomplish this

reorganization. It has two authorized classes of stock one voting and one nonvoting. Thereafter, on or about June 9, 2020 pursuant to a Certificate of Merger, and Agreement and Plan of Merger between the parties, California Tequila LLC merged into California Tequila inc. the surviving entity. By operation of law, the limited lability company's history, operation, assets and liabilities were subsumed into California Tequila Inc. and its legal existence permanently extinguished. Pursuant to the terms of the merger Mr. Gamarra interest in the limited liability company was converted into 100% of the authorized and outstanding common voting stock of California Tequila Inc. Messrs Gamarra and Ulmer continue their respective roles with California Tequila, Inc.

Competitors and Industry

LUXURY PRICED TEQUILA BRANDS US CASES SALES

(Top 4 Brands)

Herradura 213,000 (9 liter cases)

Casamigos 450,000 (9 Liter cases)

Don Julio Tequila 920,000 (9 Liter cases)

Patron Tequila 2.162 Million (9 Liter cases)

* https://www.shankennewsdaily.com/index.php/2020/03/02/24936/impact-databank-luxury-tequilas-continue-to-soar/

Current Stage and Roadmap

The Company's Business Model

Our company imports our brand from Mexico and sells to wholesalers who commercialize our products in the U.S. through retailers.

The brand is at an expansion stage with proven potential and impressive account penetration. We operate in a limited geographical area which includes 11 US states. Our domestic distributors include, West Coast Craft Spirits, Youngs Market, Southern Wine & Spirits, Savannah Distribution, Eder Brother's In Agave, Johnson Brother's, Martignetti, and Franco Wine. This market is notoriously competitive and challenging to penetrate, hence serves as a significant evidence of the brands appeal. We are currently positioned for expansion into an additional 26 states over the next twelve months. To accomplish this, we will need significant resources to expand awareness and consumer interest, as well as trial.

AsomBroso is currently sold in national chain stores such as Costco, Total Wine & More, and BevMo!, with an average 85% reorder rate. We have purchase orders and opportunities to be sold in many off-premise chains such as, Ralph's, Safeway, Vons, Albertson's and Pavilions, and require the capital for inventory. AsomBroso has the potential to compete on a national level and attract national distributors in our future

markets.

The brand is forecasting a launch in Canada in early 2021. AsomBroso tequila is imported into Japan by EZO Beer KK (Sapporo Beer Distributor) with a distribution agreement that expires on December 31, 2021. AsomBroso is also distributed in Germany by Casa Tequila. We are reviewing brand building and marketing consumer tasting program focused on our anejo product line to increase market share and sales.

**Based on indicators of the tequila market doubling, passing the $4.6 billion mark in 2019, we foresee the trend of growth in the high-end segments where AsomBroso currently exist. **Source: https://www.wiseguyreports.com/reports/3780788-global-tequila-market-insights-forecast-to-2025

AsomBroso Tequila will be using its extensive in-house capabilities to brand and market our product. With a combination of various advertising media, guerilla marketing techniques, special events, telemarketing, on-site promotions, press and media coverage. AsomBroso tequila has created and tested a comprehensive and targeted marketing and branding strategy that rivals or exceeds the big brands, at a much lower cost per $M. AsomBroso has positioned itself to utilize non-traditional forms or exposure, such as our in-house custom designed graphics allowing us to place maximum expose at a minimal cost.

Our brands reputation for high quality and innovative products will become the de facto leader of the ultra-premium segment. The growth will exceed the industry past and projected growth rate as nationwide marketing and distribution plans take effect.

Sales are projected to grow each year, and our model is based on taking a modest percentage of the industry leader Patron Tequila the first year. *In 2018, nationwide, Patron sold over 2,765,000 (12 bottle) cases, up 6.3% from 2016 sales. Achieving a 2.5% case sales target of Patron, with our higher gross profit margin product mix due to the AsomBroso leader Gran Reserva Extra Anejo, a higher profit margin product which will carry the company to positive revenues year after year. *Source: https://beveragedynamics.com/2019/05/07/the-2019-spirits-growth-brands-americas-fastest-growing-spirits/AsomBroso tequila is set for launching in national/chain accounts across the US in the next 12 months

<u>Goals</u>

Launch 26 additional states and Canada in the upcoming 18 months and the balance of the US market by third quarter 2022.

Hire regional sales teams with the focus on the top 6 US Tequila markets.

Hire regional sales directors as needed to cover the balance of the US market.

The Team

Officers and Directors

Name: Richard Gamarra

Richard Gamarra's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: May 02, 2002 - Present
  Responsibilities: Executive Officer, Salary Post Raise $225,000.00

- **Position:** Treasurer
  Dates of Service: May 02, 2002 - Present
  Responsibilities: Oversee financial decisions

- **Position:** Sole Shareholder and Director
  Dates of Service: May 01, 2020 - Present
  Responsibilities: Total control of the entity

Other business experience in the past three years:

- **Employer:** West Coast Craft Spirits, Inc.
  Title: CEO
  Dates of Service: April 20, 2018 - Present
  Responsibilities: Executive

Name: Andrew Ulmer

Andrew Ulmer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO/President
  Dates of Service: May 01, 2006 - Present
  Responsibilities: Executive Officer - Salary Post Raise $100,000.

Other business experience in the past three years:

- **Employer:** West Coast Craft Spirits, Inc.
  Title: President
  Dates of Service: April 20, 2018 - Present
  Responsibilities: Oversee management of California Spirits Distribution Company

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-voting preferred common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

The transferability of the Securities you are buying is limited
Any Non-voting preferred common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The Non-voting preferred common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. However as to the remaining funds you shall be entitled to a priority regarding the said funds in an amount equal to your original investment after which the remaining funds will be distributed pro rata to all common shareholders.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Formability commpetition
The tequila sector in the spirit industry is dominated by three major brands which has unlimited resources to market and promote their products likewise theres intense competition a madrid of brands competing for the remaining 20% of the market share. Because of the inhered vassalisation in consumer loyalties are market position could be easily diluted.

Regulatory Risk
The tequila segment of the spirits industry is subject to duel regulatory overbite both state and federal. Specially because our product is imported it remains in state of potential vulnerability of stringent trade or tariffs would could materially interrupt our business model.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Richard Gamarra	8,150,000	Class A Voting Common Stock	100.0

The Company's Securities

The Company has authorized Class A Voting Common Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 270,886 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 20,000,000 with a total of 8,150,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 1,500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of Class B Non-voting common stock of the company, you will have no rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited

influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment).
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those

contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2019 was 896,554.00, was slightly down compared to fiscal year 2018 revenue of 1,180,729.00. Late 2018 repositioned price point of Gran Reserva Extra Anejo (lowering SRP from $199.99 to $89.99) to compete for head to head with Don Julio 1942. While revenues decreased 16% case sales increased by 21% in 2019. Additionally, lack of product inventory to fulfill Purchase Orders in a timely matter contributed to the decrease in sales and lost case sale opportunities.

Cost of sales

Cost of sales in 2019 was $338,405, a decrease of approximately $143,000,, from costs of $482,172 in fiscal year 2018. The reduction was largely due to an increase in higher-margin Gran Reserva Extra Anejo sales.

Gross margins

2019 gross profit increased by 26,896 over 2018 gross profit and gross margins as a percentage of revenues increased from 59% in 2018 to 62% in 2019. This improved performance was caused by an increase in higher-margin Gran Reserva Extra Anejo sales..

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses and expenses of California Tequila, Inc. Expenses in 2019 decreased $107,320 from 2018. This decrease was across all expense categories costs.

COVID-19

Unlike virtually all other industry's the spirits industry proved to be substantially immune from the economic impact of the COVID-19 virus. This phenomenon was witnessed throughout all spirit categories. Presumably, because people needed a relief from the stress of the pandemic. Because of a competing demand on our working capital we loss the opportunity to acquire inventory and ancillary products needed in the manufacturing and distribution of our brand resulting in loss of revenue.

Notwithstanding the foregoing, in the 2nd quarter of 2020, we have availed ourselves of a Federal Government Loan with provided us $420,000.00 of immediate working capital. Which we dedicated to remedying our inventory and supply chain challenges

consequently we have positioned ourselves with sufficient products to ensure future demands can be met.

Historical results and cash flows:

Unlike other tequila companies where the low price, low margin silver tequila is over 60% of the product mix; our repositioning the price point of the Flagship product Gran Reserva Extra Anejo has given us the opportunity to have our top selling product (44% of product mix) be a high price and high margin item. Which will continue to drive profitability to the bottomline.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Presently the company enjoys health liquidity while having no debt or other long-term liabilities. Likewise, our trade accounts are insignificant. Currently we have cash on hand in excess of $124,000.00 and current receivables of $118,575.00. In addition, we have an inventory of $708,682.44 which we can liquidate in approximately 90 days. Finally we have no past due tax liabilities.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Although the company is well capitalized the proceeds from the raise will assist us in our growth strategy including expanding into additional domestic and international markets. The proceeds from the raise will allow us to execute our plan to engage regional sales directors throughout the US while providing online and conventional marketing resources. Likewise, it will permit us to exploit the neighboring Canadian market.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The company is presently viability without the infusion of the additional capital. However the proceeds of the raise will permit us to accelerate our growth by opening new domestic and international markets.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Because of the present financial strength of the company if it only achieves the minimum amount of funding it nevertheless could continue to operate indefinitely. Achieving the minimum raise will make no discernable difference on the company going forward. A $100,000.00 will only expedite the acquisition of additional inventory.

How long will you be able to operate the company if you raise your maximum funding goal?

Should we achieve the maximum funding goal we believe we will be able to continue to operate indefinitely, by sustaining ongoing operations through cash flow. The proceeds from the raise will allow us to execute our plan to engage regional sales directors throughout the US while providing online and conventional marketing resources. Likewise, it will permit us to exploit the neighboring Canadian market. Finally, the maximum raise will provide us the capital to introduce our product in the United Kingdom and Europe Union.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

There are currently no additional contemplated future sources of capital under consideration for the company.

Indebtedness

- **Creditor:** SBA
  Amount Owed: $416,600.00
  Interest Rate: 3.75%
  Maturity Date: April 15, 2051
  On April 19, 2020, California Tequila, Inc., received an SBA Loan in the amount of $416,600 with an interest rate 3.75%. The monthly payment is $2,030, including principal and interest. The balance of principal and interest will be payable 30 years from the date of the promissory Note.

- **Creditor:** American Express
  Amount Owed: $10,504.00
  Interest Rate: 0.0%
  Outstanding Credit Line, balance paid off June 9, 2020

Related Party Transactions

- **Name of Entity:** West Coast Craft Spirits, Inc.

Names of 20% owners: Richard Gamarra and Richard McManus
Relationship to Company: West Coast Craft Spirits, Inc is the California distributing arm of AsomBroso Tequila.
Nature / amount of interest in the transaction: West Coast Craft Spirits, Inc has no interest in this transaction. West Coast Craft Spirits, Inc. receives its revenue based on a percentage of sales from all the brands in its portfolio sold in California.
Material Terms: From March 5, 2019, Richard Gamarra, who is a member of California Tequila LLC, owns 50% of West Coast Craft Spirits, Inc. a California licensed Spirits distributor that not only distributes AsomBroso Tequila in the state of California but over 550 other brands. At West Coast Craft Spirits AsomBroso Tequila has the same margin as all other brands. During fiscal year 2019, the sales amounted to $556,203 and the outstanding receivable was $68,878. There were no transactions in 2018 as West Coast Craft Spirits, Inc. was started in 2019.

Valuation

Pre-Money Valuation: $32,192,500.00

Valuation Details:

The Company set its valuation internally, without a formal-third party independent evaluation. The company used case sales, as the most common metric used in valuing a spirit brand. Our valuation is based on the below tequila brand case sale acquisitions valuation matrix. AsomBroso Tequila 2019 case sales of 7,150 (9 Liter) puts the current company value at $32,192,500.00

Avion - Pernod Ricard $5,700 case

Casamigos - Diageo $11,000 case

Patron - Bacardi $4,500 case*

*In April 2018, rum giant Bacardi completed its acquisition of Patrón tequila in what was among the largest liquor deals in recent years. Bacardi had already owned a 30% stake in Patrón Spirits International for nearly a decade, and decided to buy the remainder of the shares at a reduced rate.

http://48kxke1sh1v71u2d9b1f8chq-wpengine.netdna-ssl.com/wp-content/uploads/2019/01/ArtisanSpirit_2018-MA-review-KOB-.pdf

https://lta.reuters.com/articulo/marketsNews/idLTAL4N1PI3N9

Use of Proceeds

If we raise the Target Offering Amount of $9,997.45 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  96.5%
  If we rase the minimum funding goal of $10,000.00 the funds will be used for inventory.

If we raise the over allotment amount of $1,069,999.70, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  40.0%
  This capital investment we could reduce our cost of goods by over 9% in the first year. Having this inventory will allow us to expand faster in the up coming markets. We will also be able to increase our inventory for resting our high-end barrels

- *Marketing*
  34.5%
  The marketing funds will be used very conservatively to advertise the brand to expand our distribution and as well increase consumer awareness. Because of the experience that California Tequila Executives have the funds will only be used on expansion that has both a return and to maximize our exposure.

- *Operations*
  22.0%
  The operating funds will be used very conservatively to increase the staffing in the company to expand our distribution. Because of the experience that California Tequila Executives have the funds will be utilized for the rapid expansion as well ensure both a return and to maximize our brands exposure.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation

Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.atequila.com (https://www.atequila.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/asombroso-tequila

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR CALIFORNIA TEQUILA, INC.

[See attached]

CALIFORNIA TEQUILA LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
California Tequila, LLC
Rancho Santa Margarita, California

We have reviewed the accompanying financial statements of California Tequila, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

August 24, 2020
Los Angeles, California

California Tequila, LLC.
Balance Sheet
(Unaudited)

As of December 31,	2019	2018
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 39	$ 18,325
Accounts receivable—net	93,185	53,752
Inventories	445,582	322,497
Total current assets	**538,806**	**394,574**
Other assets	872	872
Total assets	**$ 539,678**	**$ 395,446**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts payable	$ -	$ 7,825
Line of Credit	10,504	14,028
Other current liabilities	-	3,300
Total current liabilities	**10,504**	**25,154**
Total liabilities	**10,504**	**25,154**
MEMBERS' EQUITY		
Members Equity	(166,641)	(164,589)
Retained earnings/(Accumulated Deficit)	695,815	534,882
Total members' equity	**529,174**	**370,293**
Total liabilities and members' equity	**$ 539,678**	**$ 395,446**

See accompanying notes to financial statements.

CALIFORNIA TEQUILA, LLC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2019**	**2018**
(USD $ in Dollars)		
Net revenue	$ 896,554	$ 1,180,729
Cost of goods sold	338,405	482,172
Gross profit	558,149	698,557
Operating expenses		
General and administrative	371,434	468,370
Sales and marketing	26,531	36,915
Total operating expenses	397,965	505,285
Operating income/(loss)	160,184	193,272
Interest expense	-	-
Other Loss/(Income)	(750)	(5,900)
Income/(Loss) before provision for income taxes	160,934	199,172
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ 160,934**	**$ 199,172**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31, 2019 and 2018

(in thousands, $US)	Members' Equity	Accumulated Deficit	Total Members' Equity
Balance—December 31, 2017	**$ (103,131)**	**$ 335,710**	**$ 232,579**
Net income/(loss)	-	199,172	199,172
Distribution	(61,458)	-	(61,458)
Balance—December 31, 2018	**$ (164,589)**	**$ 534,882**	**$ 370,293**
Distribution	(2,052)	-	(2,052)
Net income/(loss)	-	160,934	160,934
Balance—December 31, 2019	**$ (166,641)**	**$ 695,815**	**$ 529,174**

See accompanying notes to financial statements.

CALIFORNIA TEQUILA, LLC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2019**	**2018**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ 160,934	$ 199,172
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Bad debt expense	15,530	10,135
Changes in operating assets and liabilities:		
Accounts receivable	(54,962)	2,826
Inventory	(123,085)	(147,145)
Other assets	-	(872)
Accounts payable and accrued expenses	(7,825)	7,825
Other current liabilities	(3,300)	1,297
Net cash provided/(used) by operating activities	**(12,710)**	**73,238**
CASH FLOW FROM FINANCING ACTIVITIES		
Contribution/(Distribution)	(2,052)	(61,458)
Line of Credit repayment	(3,524)	(3,404)
Net cash provided/(used) by financing activities	**(5,576)**	**(64,862)**
Change in cash	(18,286)	8,376
Cash—beginning of year	18,325	9,950
Cash—end of year	**$ 39**	**$ 18,325**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Conversion of debt into equity	$ -	$ -

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars (“$” or “US$”), unless otherwise indicated.

1. SUMMARY

California Tequila, LLC was formed on May 20, 2002 in the state of California. The financial statements of California Tequila, LLC, (which may be referred to as the “Company”, “we”, “us”, or “our”) are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters is located in the Rancho Santa Margarita, California.

California Tequila was created to import and distribute Ricardo’s AsomBroso brand tequila, a high-end ultrapremium tequila made in the Jalisco region of Mexico. Products are distributed worldwide. We have been awarded multiple honors from the Robb Report’s “Best of the Best” and “Top Tequila” in the San Francisco World Spirits Competition.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company’s cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the first-in, and first-out method (FIFO).

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to

any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has filed all its tax returns from inception through December 31, 2019 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Revenue Recognition

The Company will recognize revenues from the sale of its products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 24, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,		2019		2018
Finished Goods	$	47,244	$	25,671
Inventory Consignment		1,440		2,226
Work in Progress Inventory		396,898		294,600
Total Inventories	**$**	**445,582**	**$**	**322,497**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Prepaids and other current assets, other current liabilities, consist of the following items:

As of Year Ended December 31,		2019		2018
Other Assets consist of:				
Security deposits	$	872	$	872
Total Other Assets	**$**	**872**	**$**	**872**

As of Year Ended December 31,		2019		2018
Other Current Liabilities consist of:				
Unearned Groupon Revenue	$	-	$	3,300
Total Other Current Liabilities	**$**	**-**	**$**	**3,300**

5. RELATED PARTY

From March 5, 2019, Richard Gamarra, who is a member of California Tequila LLC, owns 50% of West Coast Craft Spirits, Inc. a California licensed Spirits distributor that not only distributes AsomBroso Tequila in the state of California but over 550 other brands. At West Coast Craft Spirits AsomBroso Tequila has the same margin as all other brands. During fiscal year 2019, the sales amounted to $556,203 and the outstanding receivable was $68,878. There were no transactions in 2018 as West Coast Craft Spirits, Inc. was started in 2019.

6. DEBT

During 2019 and 2018 the Company had and outstanding credit line with American Express. As of December 31, 2019, and December 31, 2018 the outstanding balances were $10,504 and $14,028, respectively. The entire balance was classified as current. As of June 9, 2020, the credit outstanding balance was paid off and closed.

7. COMMITMENTS AND CONTINGENCIES

Operating Leases

During 2019 and 2018, the company paid month to month rent for an office space to Tangar 1, LLC.

Rent expense for the fiscal years 2019 and 2018 was $28,725 and $65,886, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

Members' Name	Ownership
Richard Gamarra	**100.00%**

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 24, 2020, the date the financial statements were available to be issued.

On April 27, 2020, California Tequila, LLC. converted to a California C Corporation called California Tequila, Inc. On June 30, 2020, the articles of incorporation was amended and California Tequila, Inc is authorized to issue a total of 20,000,000 voting common stock shares at no par value and 1,500,000 non-voting common shares at no par value.

On April 19, 2020, California Tequila, Inc., received an SBA Loan in the amount of $416,600 with an interest rate 3.75%. The monthly payment is $2,030, including principal and interest. The balance of principal and interest will be payable 30 years from the date of the promissory Note.

On June 9, 2020, the outstanding balance of the American Express credit line discussed in Note 6 was paid off.

As of August 14, 2020, California Tequila, Inc. has successfully completed its crowdfunding raise in the amount of $1,070,000 on StartEngine Capital, LLC.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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AsomBroso Tequila

Ultra-Premium Tequila


ASOMBROSO
Fine Tequilas

Website | Rancho Santa Margarita, CA | FOOD & BEVERAGE

AsomBroso creates an ultra-premium tequila, intended to be savored one sip at a time.

$1,070,000 raised

872 Investors	$32.2M Valuation
$3.95 Price per Share	$355.50 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

JOIN THE WAITLIST

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates 7 | Comments | Follow

Reasons to Invest

- We have been awarded multiple honors from the Robb Report's "Best of the Best" and "Top Tequila" in the San Francisco World Spirits Competition.
- AsomBroso is currently sold in national chain stores such as Costco, Total Wine & More, and BevMo!, with an average 85% reorder rate.
- The tequila category is strong and set to maintain its success throughout 2020, as the volume of tequila is projected to surge by 4.7%, from 38.9M to 40.7M nine-liter cases

Bonus Rewards

Get rewarded for investing more into AsomBroso Tequila

$355+

Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this progra please see the Offering Summary section below.

"An ultra-premium tequila whose liquid profile stands out against leading brands..."

OUR STORY

Respecting tradition for an ultra premium tequila experience



We at AsomBroso Tequila are an entrusted, family-owned and operated company. After much trial and error, and even more imagination, AsomBroso Tequila was born.

We entered into this industry respecting its traditions and learning from the artisans. We started by finding an obsolete distillery in Jalisco, Mexico where Ricardo Gamarra physically renovated the plant to bring it up to the standards of the highly regulated tequila industry. Once the distillery was certified Ricardo immersed himself in the art of tequila making and educating himself in the process and cultural phenomenon that is tequila.

What we discovered was that we created a truly exceptional ultra-premium tequila, ready to tackle the challenges of bringing our product to market. After establishing our own distribution company, we brought the same innovate instincts into marketing by controlling all aspects of from design, to print, to concept.

$355+
Investment
All Investors
All will receive a letter personally f
Ricardo and a sample 50 ml bottle
Platino Silver Tequila.

$500+
Investment
First Volume Tier
Investments of $500.00 or more--V
receive a 750ml of La Rosa Reposa
signed by Ricardo Gamarra and a
bottle of Gran Reserva Extra Aged
tequila.

$1,000+
Investment
Second Volume Tier
Investments of $1,000.00 or more-
receive a 750ml of Gran Reserve E
Year Aged Anejo signed by Ricardo
Gamarra and a 50 ml bottle of Vint
11-year Extra Aged Anejo tequila.

$2,000+
Investment
Third Volume Tier
Investments of $2,000 or More--Wi
receive a 750ml of El Platino, 750m
Rosa Reposado and a 750ml bottle
Gran Reserve Extra 5 Year Aged Ar
tequila signed by Ricardo Gamarr
50 ml bottle of Vintage 11-year res
Extra Anejo tequila

$2,500+
Investment
Fourth Volume Tier
Investments of $2,500 or More--Wi

Fortified by our conviction in the superiority of our ultra-premium AsomBroso tequila ,we were able to capture loyalty from our devoted consumers. The continued public support of our product validates our efforts, resulting in an astonishing reorder rate of 85%.

OUR TRACTION

Award-winning for 10+ years straight

AsomBroso Tequila has been awarded top accolades from San Francisco Spirits Awards and The Robb Report over the last 10 years, and has established double digit case sales growth and four straight years of profitability Currently, we are geared to launch in chain stores across the U.S. – Costco, Kroger, Albertsons, Vons and Pavilions.

AsomBroso Tequila is proud to partner with local charity organizations and support causes that are near and dear to their hearts. They participate in local events and donate products to raise monies for these programs, as well as contribute a portion of the bottle sales.

10 Years of Prestigious Awards

4 Straight Years of Profitability



TOP TEQUILA
SPIRITS COMPETITION
DOUBLE GOLD
BEST of the BEST
GOLD MEDAL

THE MARKET

The tequila market is on an upward trend and 100% agave tequilas are leading the charge

receive a hand-blown 750ml bottle Vintage 11-year Extra Anejo rested new French Oak barrel for 11 year Best of The Best from the prestigic Robb Report Magazine. See more terms below.

$20,000+

Investment

Fifth Volume Tier

Investments of $20,000 or More (re 5% Bonus Shares)--Will receive a 7 bottle of The Collaboration Extra A double barrel 12 year rested 11 ye new French oak. See more in term below.

$50,000+

Investment

Sixth Volume Tier

Investments of $50,000 or More (re 10% Bonus Shares) Will receive an to the distillery where you will sigr of the Collaboration barrels and ou that barrel when its released and you will receive 4 bottles. See more terms

cnarge

The quality of tequila is increasing as consumer interest in tequila grows and, according to the Distilled Spirits Council of the U.S., Americans cannot get enough of Mexico's native spirit. Since 2002, tequila volumes have grown 180%, an average rate of 6.2% per year. In 2019 alone, 20.1 million 9-liter cases were sold (Source). The tequila category is strong and set to maintain its success throughout 2020, as the volume of tequila is projected to surge by 4.7%, from 38.9M to 40.7M nine-liter cases (Source).



U.S. Tequila Volumes
9-L Cases (000)
$ (Millions)
22,000
18,000
14,000
10,000
6,000
$3500
$2500
$1500
$500
'03
'07
'11
'15
'19
volume
revenue

According to Forbes, there is no question that 100% agave tequilas are propelling the category growth (Source). According to data from Mexico's Tequila Regulatory Commission, this past year marked the first time exports of 100% agave tequila overtook 51% agave "mixto" tequilas (Source).

Tequila Shipments to the U.S. Market


"mixto" tequila*
100% blue agave tequila
53%

*tequilas where prior to fermentation cane or corn sugars have been added.

Source: Impact Databank

WHAT WE DO

Ultra-premium tequila, produced with care from start to finish



We select the juiciest and sweetest blue weber agaves grown in Amatiton, Mexico.



We take the pina to our distillery and bake it, crush it, and put it through our special mutliple filtration system.



Rick works his magic by creating revolutionary tequila products the market has never seen before.

AsomBroso is an ultra-premium tequila whose liquid profile stands out against

leading brands with its flora aromas, sweet agave fruit, complexity and soft finish. We have developed the proprietary recipe of AsomBroso tequila using 100% estate grown, blue weber agave matured for an average of 8 years, which we produce and bottle at our 45-year old, state of the art distillery in Jalisco, Mexico. Our custom bottle was specifically designed after an 18th century decanter and our branding holds US and International Trademarks.


100% BLUE AGAVE
ASOMBROSO
Fine Tequilas

Founder and Master Distiller Ricardo Gamarra crafts AsomBroso tequila through 21st century trait standards, while practicing old world traditions and techniques to ensure that the taste is consistent with the concept of the unique AsomBroso flavor profile(s). AsomBroso is currently sold in national chain stores such as Costco, Total Wine & More, and BevMo!, with an average 85% reorder rate. Our tequila is also imported into Japan by EZO Beer KK (Sapporo Beer Distributor).

> "*Old world traditions* meets 21st century standards."





THE BUSINESS MODEL

Expanding awareness and consumer interest

Our company imports our brand from Mexico and sells to wholesalers who commercialize our products in the U.S. through retailers. We operate in a limited geographical area which includes 11 US states, but we are currently positioned for expansion into an additional 26 states over the next twelve months, as we expand awareness and consumer interest.


We import our brand from Mexico.
Then, sell to wholesalers who commercialize our products in the U.S. through retailers.
CURRENTLY WE OPERATE IN 11 STATES, BUT ARE EXPANDING INTO AN ADDITIONAL 26 IN THE NEXT 12 MONTHS

AsomBroso's agency of record, Blue Light Media, is helping brand our product awareness to restaurants, hotels, liquor retailers and clubs in top tequila U.S. markets, while our in-house custom designed graphics allow us to place maximum exposure at a minimal cost.

maximum exposure at a minimal cost.

Our model is based on taking a modest percentage of the industry leader Patron Tequila the first year. In 2018, nationwide, Patron sold over 2,765,000 (12 bottle) cases, up 6.3% from 2016 sales. Achieving a 2.5% case sales target of Patron, with our higher gross profit margin product mix due to the AsomBroso leader Gran Reserva Extra Anejo, a higher profit margin product which will carry the company to positive revenues year after year. (Source).

Increasing Asombroso Brand Awareness with



RESTAURANTS HOTELS LIQUOR RETAILERS CLUBS

HOW WE ARE DIFFERENT

Respect for tradition meets passion for innovation


ASOMBROSO
Ultrafino
Gran Reserva

Ricardo Gamarra

was the first person to

MARKET A PINK HUED, BROADEAUX RESTED REPOSADO

rest extra aged anejo tequila
11-years in french oak barrels

REST A 5 YEAR ANEJO IN FRENCH OAK BARRELS

Made with skill, art, and passion, AsomBroso Tequila is inventive while honoring the long-standing traditional methods. This exceptional brand has been awarded prestigious accolades in the distilled spirits industry and is recognized as an ultra-premium tequila.

Ricardo Gamarra, the creator of AsomBroso Tequila, has accomplished many firsts in tequila history. He was the first to market a pink hued, Bordeaux rested reposado, the first to rest a 5-year añejo in new French oak barrels, and the first to rest extra aged añejo tequila 11-years in a new French oak barrel. His highest achievement today, The Collaboration, is a stunning 12-year double barrel rested tequila combining his awarded Vintage 11-year Extra Añejo with the esteemed Silver Oak Cellars Cabernet Sauvignon American oak barrels for an additional 13 months. This produced one of the world's most luxurious and taste provoking tequila in the world and achieved a 97 Rating, making it the highest rated tequila in the world.

The COLLABORATION



RATED 97
by the *tasting panel magazine*


THE HIGHEST
RATED TEQUILA
IN THE WORLD!
La Rouge Tequila
10 year rested
IN GRAN MARNIER BARRELS



THE VISION

Leaders at the forefront of the ultra-premium tequila industry

We believe AsomBroso has the potential to compete on a worldwide level and attract top distributors in our future markets. Our goal is to create the highest approval amongst retailers and customers and become a leader in the growth segment of the tequila category. This will be accomplished by offering our innovative and superior quality products and marketing materials through exposure in various advertising and media outlets, product placement, tastings

exposure in various advertising and media outlets, product placement, tastings, promotions and public relations efforts.

The brand will be launching in Kroger and Albertson/Vons locations within the next 90 days and California Tequila plans to launch in 26 new states and Canada over the next 12 months, with the remaining states launching in the first quarter of 2022.



OUR TEAM

Passionate, creative and in it for the long run

AsomBroso has a diverse and experienced group of specialists that work together with management to implement our long-term business plan. From area marketing representatives and internal customer service representatives, to our graphic designers and shipping workforce, each team member understands the vision and strategic initiatives. We have built a contemporary, energetic, broadminded team, which still holds traditional values of hard work, dependability and a commitment to excellence.

WHY INVEST

20 years award-winning experience in the

20 years award-winning experience in the tequila industry

With 20 years of award winning experience in the tequila industry, we have documented constant sales growth and year over year bottom line profitability. We invite you to invest with us now and become part of the journey of AsomBroso's exciting future, where your voice and support will resonate throughout the country, and beyond.

Thank you for your support, and I can't wait to shake your hand.

- Ricardo Gamarra



ASOMBROSO

Our Company Launches!



Launch La Rosa Reposado

AsomBroso Tequila launches the first of its kind a reposado tequila rested 3 months in French



Launch The Collaboration Double Barrel Extra Anejo



WELCOME
TO Fabulous
LAS VEGAS
NEVADA

Anticipated Launch Nevada

AsomBroso launches Las Vegas with weekend tasting events in 22 Lee's

Anticipated Launch Florida

AsomBroso launches Florida with tasting

Information about the context of your company's inception

months in French Bordeaux wine barrels giving the tequila a light pink hue.

Collaboration; a Double Barrel Extra Anejo.

events in 22 Lee's Discount Liquor locations the month of August.

Florida with tasting event at South Beach Food and Wine Festival. (ANTICIPATED)

May 2002 · **June 2004** · **April 2006** · **April 2008** · **December 2014** · **July 2020** · **July 2020** · **September 2020** · **January 2021**

June 2004



Launch AsomBroso Extra Anejo

AsomBroso Tequila launches the first of its kind, a Extra Aged Anejo rested 5 years in New French Oak and is acclaimed Best of the Best by Robb Report Magazine.

April 2008


TOP
TEQUILA

Winner Top Tequila San Francisco World Spirit Competition

AsomBroso El Platino wins Top Tequila over 450+ brands at the San Francisco World Spirits Competition.

July 2020



Launched on StartEngine

Now YOU can own a part of our company!

September 2020



Anticipated Launch Texas

AsomBroso Tequila launches Texas with labor day weekend tasting events at all Specs locations. (ANTICIPATED)

In the Press

thrillist · Robb Report · Gayot · thrillist · VINEPAIR

SHOW MORE

Meet Our Team





Richard (Ricardo) Gamarra

Founder / CEO

Ricardo Gamarra is Founder and CEO of AsomBroso Tequila. A triumphant entrepreneur who formed various other enterprises in the creative arts industry. Ricardo began and built Focus on Cars, an automotive prep company catering to the automotive advertising industry, and South Bay Studios, a production studio facility in 1984. After many years in the creative production industry, Gamarra made a confident move and set off to launch his very own tequila brand. For the first few years he focused on just how he would present a bona fide ultra-premium tequila. He did not perceive how he might contend in the fierce tequila commerce if he did not transform and distribute a tequila that would entice the most desirable appreciation in the distilled spirit industry. Ricardo cultivated the business from the ground up, banked on the superiority of the product and the relationships he fostered. Today, AsomBroso Tequila has matured into a nationally acclaimed ultra-premium brand and one of "Top Tequilas" according to the San Francisco Spirits Competition. Richard also works for West Coast Craft Spirits which is the California distributing arm for AsomBroso Tequila. Working at AsomBroso tequila is his primary job, which he devotes approximaltely 38 hours a week.



Andrew Ulmer

President

Andrew Ulmer is an action-oriented sales professional who brings 15 years of executive level spirit brand building experience. Andrew is a key player in successfully launching new brands to market by securing distribution networks across the United States, while recognizing

United States, while recognizing talented team members, and developing tailored sales programs by state. Andrew specializes in cultivating long-term relations that transcend company lines. By using non-traditional channels and partnerships, he continually creates memorable brand proficiencies which produces sales return on investment (ROI). Various strategic components Andrew delivers include;

• Maintaining distribution relationships, pricing, key account management, on and off premise sales, national account sales

• Manages marketing approaches

• Expert in category management

• Oversees regional sales representatives

• Specialist in National Accounts; Costco, BevMo!, Darden, Levy's, Walgreens, Costco, Total Wine, MGM, Wynn and Brinker

• Expert in Distributor relations in US, Canada and Global Markets.

Andrew also works for West Coast Craft Spirits which is the CA distributing arm for AsomBroso Tequila. Working at AsomBroso Tequila is his primary job Working at AsomBroso tequila is his primary job, which he devotes approximaltely 38 hours a week.

Offering Summary

Company	:	CALIFORNIA TEQUILA, INC.
Corporate Address	:	30012 Aventura, Suite A, Rancho Santa Margarita, CA 92688
Offering Minimum	:	$9,997.45
Offering Maximum	:	$1,069,999.70

Minimum Investment Amount (per investor)	:	$355.50

Terms

Offering Type	:	Equity
Security Name	:	Class B Non-Voting Common Stock
Minimum Number of Shares Offered	:	2,531
Maximum Number of Shares Offered	:	270,886
Price per Share	:	$3.95
Pre-Money Valuation	:	$32,192,500.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Perks* and Investment Bonuses

Early Bird Bonuses:

First 1 day – Friends and Family 50% Bonus Shares

Next 2 days - Diamond Club Family 20% Bonus Shares

Next 4 days – Agave Club Early Bird 10% Bonus Shares

Next 14 days - Early Bird 5% Bonus Shares

All Investors

Will receive a letter personally from Ricardo and a sample 50 ml bottle of El Platino Silver Tequila.

Investments of $500.00 or more

Will receive a 750ml of La Rosa Reposado signed by Ricardo Gamarra and a 50 ml bottle of Gran Reserva Extra Aged Anejo tequila.

Investments of $1,000.00 or more

Will receive a 750ml of Gran Reserve Extra 5 Year Aged Anejo signed by Ricardo Gamarra and a 50 ml bottle of Vintage 11-year Extra Aged Anejo tequila.

Investments of $2,000 or More

Will receive a 750ml of El Platino, 750ml of La Rosa Reposado and a 750ml bottle of Gran Reserve Extra 5 Year Aged Anejo tequila signed by Ricardo Gamarra and a 50 ml bottle of Vintage 11-year rested Extra Anejo tequila.

Investments of $2,500 or More

Investments of $2,500 or More

Will receive a hand-blown 750ml bottle of Vintage 11-year Extra Anejo rested in a new French Oak barrel for 11 years voted Best of The Best from the prestigious Robb Report Magazine hand signed by Ricardo Gamarra. Additionally, you will receive a 50ml bottle of The Collaboration Extra Anejo tequila double barrel rested in Silver Oak Cabernet Sauvignon barrels.

Investments of $5,000 or More

Will receive a 750ml bottle of Vintage 11-year Extra Anejo, 750ml of Gran Reserve Extra 5 Year Aged Anejo and a 750ml bottle of La Rosa tequila all signed by Ricardo Gamarra. Additionally, you will receive two 50ml bottles of The Collaboration Extra Anejo tequila double barrel rested in Silver Oak Cabernet Sauvignon barrels.

Investments of $20,000 or More (receive 5% Bonus Shares)

Will receive a 750ml bottle of The Collaboration Extra Anejo, double barrel 12 year rested 11 years in new French oak then transferred to a Cabernet Sauvignon 2010 silver oak barrel for it finish rest comes in a beautiful humidor display. This will be signed by Ricardo Gamarra and also the bottle is made in Murano Italy and the bottle will be signed by Famous artist Luciano Gambaro. Additionally, will receive a 750ml bottle of Vintage 11-year Extra Anejo, 750ml of Gran Reserve Extra 5 Year Aged Anejo and a 750ml bottle of La Rosa tequila all signed by Ricardo Gamarra.

Investments of $50,000 or More (receive 10% Bonus Shares)

Will receive an invite to the distillery where you will sign one of the Collaboration barrels and out of that barrel when its released and bottled you will receive 4 bottles of the Collaboration Extra Anejo. You and a guest will spend the day in the Town of Tequila and at our distillery with team AsomBroso Tequila. The celebrations will continue enjoying local cantaritos, Mariachi outdoor event bar and enjoy drinking and eating the local food and celebrating with Ricardo and his team. Flights and hotel are included and will be booked by AsomBroso Tequila team. Additionally, will receive a 750ml bottle of Vintage 11-year Extra Anejo, 750ml of Gran Reserve Extra 5 Year Aged Anejo and a 750ml bottle of La Rosa tequila all signed by Ricardo Gamarra.

**All perks occur after the offering is completed*

The 10% Bonus for StartEngine Shareholders

California Tequila, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $3.95 / share, you will receive 110 shares of common stock, meaning you'll own 110 shares for $395. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Get on the Waitlist Today!! We've reached our maximum raise but there's still chance for you to join AsomBroso Tequila

10 days ago

A HUGE thank you to all of our investors, especially with the speed we hit our maximum limit!! We are thrilled with our results, and you should be, too! We are so excited to officially welcome everyone to team AsomBroso Tequila and to be a part of our growth and expansion in the USA.

For everyone that wanted to invest but missed their chance, there may be some room! Sometimes, some investments don't go through, leaving some room for those on the waitlist to get their shares.

There is still time left before our campaign officially closes so get on the waitlist now!

AsomBroso Tequila in Kansas

We are excited to announce that starting this month, AsomBroso Tequila will be available in Kansas! Those of you that reside in Kansas please request the brand to be carried at your local retailer. We will continue to update you all on each new state we enter into.

Online Sales Continue to Surge

11 days ago

Dear Investors and Followers,

We are excited to announce that online sales for AsomBroso Tequila continue to increase, up over 200% for the month July and now have more than 20K+ Agave Club Members. We also expect the online alcohol buying trend to accelerate as we head into the upcoming holiday season.

We have launched our Agave Club Member program and are working with our fulfillment retailer to improve packaging and shipping in anticipation of the increase holiday orders. You too can receive the Agave Club Member benefits go to https://shop.asombrosotequila.comand use discount code membersonly at checkout to receive a 20% discount on online prices.

If you have not yet done so please tell your friends and family to go join our Agave Club at https://www.atequila.com.

Cheers,

Team AsomBroso

Financial Review Update

about 1 month ago

The Company has received several inquiries from its constituents and perspective investors addressing a common theme: the status of our financial statements review and the corollary inquiry, giving our eight-digit evaluation why did we lack reviewed financial statements prior to the initiation of our current crowdfunding capital raise. Because of their generic nature Management felt the best way to respond to these welcome questions would be to consolidate our comments in one global communication, which we could post as a resource for interested parties in our investment community, both committed and potential, as well as for the broader audience of individuals and entities interested in learning more about our enterprise.

Accordingly, please be advised:

On the recommendation of the Company's accountant, we engaged an outside CPA firm, Set A Part Financial Services, which specializes in the formulation of review status financial statements, to prepare our summations to the U. S. Securities and Exchange Commission as required under its Crowdfunding Regulations. We are happy to announce their work will be completed on or about July 23, 2020. After management has signed off on those materials, they will then be submitted to the Commission. This filing represents the last step in completing our $1.07 Million capital raise. Based on this timeline we anticipate being able to post are definitive financial statements here by the end of the month.

Regarding the other question posed, why no reviewed or audited financials were prepared prior to our current securities offering, our answer is simple, and laudatory. We never needed them.

California Tequila has defied the conventional norms and strategies in its capital formation. Instead of going through a series of angel rounds like most entrepreneurial endeavors, it has remained financial autonomous. Since the beginning the Company has relied on equity investments from Mr. Gamarra, the Founder and CEO. Likewise, over the years the Company did not burden itself with bank or other commercial debt. Therefore, because we have self-financed either through revenue flow or internal capital infusion until now California Tequila has never had a need for outside investment whether debt or equity which would require reviewed or audited financials. Although has only relied on compilation financial statements prepared by our accountant nevertheless because the spirits industry is so highly regulated both at the Federal and State level the numbers, we have historical reported have been subject to the utmost scrutiny.

Initially when we import product into the country it is examined by the Customs Border Protection, a division of the Trade and Taxation Agency, which determines the amount of alcohol beverage imported and assess us a tax based on this independent calculation. Further, once the product is brought into the country, we are required to account our monthly sales to the state agencies which has licensing oversight of the spirits industry. In California, for example, we are under the jurisdiction of the Alcohol Beverage Control to whom we render monthly accounting and tax remittances based on those accountings. In addition, the ABC has both audit and inspection rights to verify our month submissions. Therefore, all of our financial disclosures can be independently verified through an analysis available from the regulatory checks and balances inherent in the statutory scheme.

We hope this update has been informative and has resolved any outstanding issues affecting your decision to invest.

We passed $700K in 15 days! We're fast approaching our maximum funding goal!

funding goal!!

about 1 month ago

We've raised ~$700K in just 15 days, and we are sprinting to the finish line to **reach our goal of $1.07M**. We can do this, with your support!

Now's your chance! It's a matter of time before AsomBroso Tequila reaches its funding goal of $1.07M! Don't miss out on becoming an owner of AsomBroso Tequila.

Join us now!


AB INVEST 2020
Watch later
Share

In addition, we are excited to announce Online Sales Showing Impressive Growth

Online sales for AsomBroso Tequila have risen considerably as the liquor buying trends have changed to online sales. Currently shipping to 40 US states, sales on https://shop.asombrosotequila.com are up over 123% YoY. And many of these customers (43%) are first-time buyers. Once people realize the great taste, we feel we will be able to convert them to lifetime fans.

We continue to be wow'ed by all 474 of you; We are so motivated by your enthusiasm, energy and spreading the word to additional investors.

AsomBroso Tequila's Expansion in Costco

about 1 month ago

We have some exciting news for AsomBroso Tequila fans living in Arizona. All Costco locations in Arizona, are now selling our Gran Reserva Extra Anejo and our Vintage 11-Year Extra Anejo. In addition, to both products already being sold in the San Diego, CA region of Costco. Costco sales in the San Diego region for AsomBroso Tequila have risen considerably the last few weeks and we

anticipate AsomBroso Tequila placements in additional Costco regions in the upcoming months.

AsomBroso Tequila passed $500K in the first week!

about 2 months ago

AsomBroso Tequila is fast approaching the $600K mark, which we expect to reach by end of the week and gearing up for the last spurt to reach our goal of $1.07 million in the coming weeks! Thank you to all our investors for becoming a partner of AsomBroso Tequila and getting us this far. We are almost there!

As we near the completion of the campaign, we encourage you to invest again and encourage family and friends to consider investing as well. We are looking forward to seeing how quickly we can reach our goal with all your support!

We continue to wish everyone here and their families and friends, continued health and wellbeing.

With appreciation,

Andrew Ulmer

President

AsomBroso Tequila hits over $236,000 Milestone on StartEngine in just a few days!!!!

about 2 months ago

On behalf of the entire AsomBroso team and existing 175 plus investors, it is my esteemed pleasure to welcome you to the AsomBroso family! What an opening few days it has been. AsomBroso's crowdfunding campaign raised over $236,000 dollars in just a few days. The company is grateful to the investors who jumped in early, setting a brisk pace that we are excited to build upon in the weeks to follow! We're just getting started! Stay tuned for more updates as our campaign gathers steam! You are going to hear a lot from us.

Please remind your friends and family that our 10% Agave Club Bonus expires tomorrow night, July 7th, so they don't miss out.

If you have not already done so, please follow us on social media to see more updates, cool videos, and behind the scenes content!

IG: @asombrosotequila

FB: @asomtequila

Twitter: @AsomTequila

As always, we thank you for all your support. We can't build this company without people like you! If you have any questions, please let me know.

Andy Ulmer
President

END OF UPDATES

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Stan Murrah 2 INVESTMENTS INVESTED 3 days ago
I've already invested $500 but would really like to invest $2500 more now that I've thought more about it. I signed up for the wait list and hope that I can still get the original offer deal.

Kenneth Schimanski SE OWNER 9 INVESTMENTS INVESTED 6 days ago
I tried the 5 years extra anejo last night and it was fantastic.

I was able to get a bottle at Total Wine & More. I asked one of the guys in the store, mispronouncing it and he corrected me and took me straight to it. A good sign given how much selection they have that he knew it right away. Comparable price to 1942 and Avion 44 (both are favorite of mine) and in all honesty the AsomBroso is better.

On the downside, this was the only one they had (no Reposada etc.). I asked him about it and he said he's working with the rep (and that the rep was great to work with). I am looking forward to seeing where this goes.

> **Richard Gamarra** - AsomBroso Tequila 6 days ago
> Thank you for your patronage Kenneth. We have seen a substantially increase in sales at Total Wine & More locations and have weekly shipment of AsomBroso Tequila arriving to restock the stores. Additionally, we are working with TWM management to increase pars to prevent out of stock product. We cannot build this brand without you; once again thank you for your investment.

Thomas Primero 2 INVESTMENTS INVESTED 8 days ago
Does the closing of this campaign conclude a round offering? Will there be more rounds of investing or have you reached your limit goal? Will shares go up in price? Is the End game for this company an acquisition? Minimum it is willing to sell the company for? ROI per shares once sold?

> **Richard Gamarra** - AsomBroso Tequila 6 days ago
> Thank you for your inquiry Thomas. We've reached our maximum raise but there's still chance for you to join AsomBroso Tequila. There may be some room! Sometimes, some investments don't go through, leaving some room for those on the waitlist to get their shares. There is still time left before our campaign officially closes so get on the waitlist. Please be advised that the company is presently raising equity capital through an exception under the Securities Act 1933 know as regulation crowdfunding. This regulation allows smaller companies to offer its shares to the general public with a minimum requirement of corporate and financial information. The initial threshold of capital subject to the raise is $1.07M dollars. We are considering conducting a SEC Reg. A+ round of investing in the future. We have a clear exit strategy to hit the industry milestone of 60,000 9L cases, the sweet spot for tequila brand acquisitions. With major spirits conglomerates paying $4,500 to $11,000 per 9L case volume to acquired tequila brands with a developed market share. With the uniqueness and excitement, we have already generated we are confident we'll achieve this goal when we open the rest of the US market within 3 years. Please advise if you need additional information to assess the viability of an investment in California Tequila, Inc. Thank you for your interest.

Sylvia Herman 1 INVESTMENT INVESTED 10 days ago
Hi I invested like 4 weeks ago but have not received any information. I would like to know when will I get some a notification that I have invested.

Richard Gamarra - AsomBroso Tequila 10 days ago
Thank you for your investment and patience Sylvia. We anticipate you will be emailed a notice from StartEngine in the next few days to complete your investment. Please be on the lookout for the email. As we can't build this company without people like you! Once again thank you for your investment.

John Macchione 9 INVESTMENTS INVESTED 11 days ago
What are the 11 states that our product is now available ? I thoroughly tequila and have invested.

Richard Gamarra - AsomBroso Tequila 10 days ago
Thank you for your investment in AsomBroso Tequila John. We are currently distributed in AZ, CA, OR, WA, AL, SC, ME, NC, VA, GA, CT, IL, MN, RI and are launching Kansas by the end of the month. Once again thank you for your investment.

Jeffrey Morin 2 INVESTMENTS INVESTED 11 days ago
I have still not received confirmation of my investment. It has been several weeks since I did it. When will I get my official notification of my investment.

Richard Gamarra - AsomBroso Tequila 10 days ago
Thank you for your investment and patience Jeffrey. We anticipate you will be emailed a notice from StartEngine in the next few days to complete your investment. Please be on the lookout for the email. As we can't build this company without people like you! Once again thank you for your investment.

Christina Truax SE OWNER 15 INVESTMENTS INVESTED 13 days ago
Hey Richard-really thrilled about this opportunity. I have tasted this tequila and absolutely love it! I invested 3 times to exceed the 2500 because I believe in the company and also can't wait to get my hands on a hand blown bottle. Good Luck and Vamos AsomBroso Tequila!

Richard Gamarra - AsomBroso Tequila 13 days ago
Thank you for your investment in AsomBroso Tequila Christina. I am thrilled to have you on board, you will be blown away when you taste of my Vintage 11-Year Extra Anejo. We can not build this brand without you; once again thank you for your investment.

Christopher Freed SE OWNER 5 INVESTMENTS INVESTED 15 days ago
Richard,
When can we expect to see your fully reviewed financial statements? I'm assuming that is what is preventing all of our investments from moving forward. Thank you!

Richard Gamarra - AsomBroso Tequila 14 days ago
Thank you for your investment and patience Christopher. We anticipate our financial review to be completed any day now and you will be emailed a notice when posted on StartEngine. As we can't build this company without people like you! Once again thank you for your investment.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

An ultra premium tequila that breaks down barriers.

"Top Tequila" @ San Francisco Spirits competition.

Highest rated tequila in the world by tasting panel magazine

The first

- to produce an 11- year rested Extra Anejo in new French oak barrels
- 5 year oak barrel rested Ultra Anejo
- 10 year rested Extra Anejo rested in Grand Marinier Barrels
- to double-barrelled tequila
- to produce a 12 year rested extra Anejo in new french oak and vintage port barrels

The rest are just following the leader

Asombroso Fine Tequilas

Italy Video

Gambaro e Poggi and Tequila Asombroso, two great traditions joined together for a great pro

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

California Secretary of State
Electronic Certified Copy

I, ALEX PADILLA, Secretary of State of the State of California, hereby certify that the attached transcript of 1 page is a full, true and correct copy of the original record in the custody of the California Secretary of State's office.

IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California on this day of May 01, 2020

ALEX PADILLA
Secretary of State

Verification Number: KZLG2DP
Entity (File) Number: C4587244

To verify the issuance of this certificate, use the Verification Number above with the Secretary of State Electronic Verification Search available at *bizfile.sos.ca.gov*

California Secretary of State
Electronic Filing

FILED
Secretary of State
State of California

General Stock Corporation - Articles of Incorporation

Entity Name:	California Tequila, Inc
Entity (File) Number:	C4587244
File Date:	04/27/2020
Entity Type:	General Stock Corporation
Jurisdiction:	California

Detailed Filing Information

1. Corporate Name: California Tequila, Inc
2. Business Addresses:
   a. Initial Street Address of Corporation: 30012 Aventura, Suite A
   Rancho Santa Margarita, California, 92688
   United States of America
   b. Initial Mailing Address of Corporation: 30012 Aventura, Suite A
   Rancho Santa Margarita, California, 92688
   United States of America
3. Agent for Service of Process:
   Individual Agent: Andy Ulmer
   30012 Aventura, Suite A
   Rancho Santa Margarita , California, 92688
   United States of America
4. Shares: 100,000
5. Purpose Statement: The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

The incorporator affirms the information contained herein is true and correct.

Incorporator: Andrew Ulmer

Certificate Verification Number: KZLG2DP
Use bizfile.sos.ca.gov to verify the certified copy.

Certificate of Amendment
of Articles of Incorporation

The undersigned certify that:
1. They are the **president** and the **secretary**, respectively, of California Tequila, Inc.

2. Article *4* of the Articles of Incorporation of this corporation is amended to read as follows:

This corporation is authorized to issue two classes of common stock, to wit:

a. Class A Voting common stock (No Par Value), total authorized shares 20,000,000;
b. Class B Non-voting common stock (No Par Value), total authorized shares 1,500,000

3.The foregoing Amendment of Articles of Incorporation has been duly approved by the board of directors.

4.The foregoing Amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. The total number of outstanding shares of the corporation is 2,000. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

DATE: June 9, 2020

Andrew Ulmer, President

Richard Gamarra, Secretary